CUSIP No. 29382R 10 7	Page 1 of 4 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 12)1

Entravision Communications Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class and Securities)

29382R 10 7

(CUSIP Number of Class of Securities)

C. Douglas Kranwinkle

Univision Communications Inc.

605 Third Avenue, 12th Floor,

New York, NY 10158

212-455-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240 13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29382R 10 7	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS Univision Communications Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* BK, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or (2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 9,352,729
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 9,352,729
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,352,729
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.40%[1]
14.	TYPE OF REPORTING PERSON* CO

[1]

Based on 60,736,801 outstanding shares of Entravision Communication Corporation’s (the “Issuer”) Class A common stock (assuming the Issuer’s Class U common stock, but not the Issuer’s Class B common stock, are converted) as of July 6, 2009. All of the securities are shares of Class U common stock of the Issuer that are automatically converted into shares of Class A common stock of the Issuer in connection with any transfer by the Reporting Person to a third party that is not an affiliate of the Reporting Person, in accordance with the Issuer’s Second Amended and Restated Certificate of Incorporation. The conversion ratio is 1:1.

CUSIP No. 29382R 10 7	Page 3 of 4 Pages

Explanatory Note

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amends the following item on Amendment No. 12 to the Schedule 13D originally filed by the Reporting Person on March 30, 2007, to file an unredacted copy of such agreement as an exhibit. The filing of this Schedule 13D is not, and should not be, an admission that such Schedule 13D is required to be filed.

Item 7.	Materials to be filed as Exhibits

Exhibit 1	Stock Purchase Agreement entered into as of March 26, 2009, by and between Univision Communications Inc and Thomas Weisel Partners LLC.

CUSIP No. 29382R 10 7	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 14, 2009

Univision Communications Inc.

By:	/s/ Andrew W. Hobson
Name:	Andrew W. Hobson
Title:	Senior Executive Vice President and Chief Financial Officer